Richard A. Meier Executive Vice President and Chief Financial Officer	Teleflex Incorporated 155 South Limerick Road Limerick, PA 19468 USA Phone: 610-948-1755 Fax: 610-948-1703 www.teleflex.com
December 1, 2011
VIA FACSIMILE AND OVERNIGHT MAIL
Kevin L. Vaughn, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Teleflex Incorporated Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 25, 2011 Form 10-Q for the Quarter Ended September 25, 2011 Filed October 25, 2011 File No. 001-053531102
Dear Mr. Vaughn:
This letter responds to your November 16, 2011 letter to Benson F. Smith, which sets forth the comments of the staff of the Securities and Exchange Commission regarding our annual report on Form 10-K for the fiscal year ended December 31, 2010 and our quarterly report on Form 10-Q for the quarter ended September 25, 2011. For your convenience, we have included each of the Staff’s comments in italics before the corresponding response.
Form 10-K for the Year Ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Liquidity and Capital Resources, page 47
1.	We note your disclosures on page F-32 that you consider $673.9 million of undistributed earnings of your subsidiaries outside the United States to be permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Kevin L. Vaughn, Accounting Branch Chief
December 1, 2011

Response:
While our actual disclosures in future filings will be based on facts and circumstances then existing, we intend to include, in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the following form of disclosure:
At December 31, 2010, of our $208.5 million of cash and cash equivalents, $185.7 million was held at foreign subsidiaries. We are not aware of any restrictions on repatriation of these funds and, subject to payment of additional U.S. income taxes or foreign withholding taxes, these funds could be repatriated, if necessary. Any additional taxes could be offset, at least in part, by foreign tax credits. The amount of any taxes, which could be significant, and the application of tax credits would be determined based on income tax laws at the time of such repatriation.
Index to Consolidated Financial Statements, page F-1
Consolidated Balance Sheets, page F-5
2.	We note here and within your September 25, 2011 Form 10-Q that accrued expenses were $117 million, $97 million, and $115 million at December 31, 2010, December 31, 2009, and September 25, 2011 respectively. As applicable, please revise future filings to provide the disclosures required by Rule 5-02(20) and Rule 5-02(24) of Regulation S-X, to the extent applicable.
Response:
Rule 5-02(20) of Regulation S-X requires registrants to disclose separately, in the balance sheet or in a note thereto, any item in excess of five percent of total current liabilities. Rule 5-02(24) contains the same requirements with respect to items that exceed five percent of total liabilities. For the information of the staff, the following components of accrued expenses exceeded five percent of total current liabilities on the dates indicated (dollars in millions):

	December 31,	December 31,	September 25,
	2009	2010	2011
Accrued Value Added,	$17.9
Sales and Use Taxes Unrecognized Tax Benefits		$28.5	$29.7

Kevin L. Vaughn, Accounting Branch Chief
December 1, 2011

There were no items, not already separately reflected in our balance sheet, that would have constituted more than five percent of our total liabilities.
In future filings, we will provide the separate disclosures required by Rule 5-02(20) and Rule 5-02(24) of Regulation S-X, if applicable.
Note 9. Borrowings, page F-20
3.	We note your disclosures related to the refinancing transactions that occurred during fiscal 2010. Please explain to us in more detail why you determined the $200 million repayment of the term loan to be a debt extinguishment and the remaining $400 million of the term loan to be a debt modification. Refer to the guidance in Topic 470-50 of the FASB Accounting Standards Codification.
Response:
As required by Subtopic 470-50 of the FASB Accounting Standards Codification (“ASC”), we performed separate tests for each of the 32 banks participating in the loan syndicate with respect to our term loan facility that agreed to modify the term loan to determine the extent to which the modification of the term loan should be treated as a debt extinguishment or loan modification.
We used the net method in applying the test required by ASC Subtopic 470-50. The net method compares the cash flows related to the lowest common principal balance between the original debt instrument and the new or modified debt instrument and treats the principal in excess of the common amount as a separate debt issuance. Accordingly, under the net method, the $200 million term loan prepayment was excluded from the present value calculations described below and was considered a debt extinguishment.
In accordance with ASC Paragraph 470-50-55-2, portions of the remaining $400 million term loan were deemed to be held by each of the banks participating in the loan syndicate through a separate debt instrument. We applied the present value test mandated by ASC Paragraph 470-50-40-10 to determine if each deemed debt instrument qualified for modification or extinguishment treatment. With respect to each bank that agreed to the modification of the term loan, we tested the present value of the cash flows under the terms of the modified debt instrument deemed applicable to such bank to determine if such cash flows were at least ten percent different from the present value of the remaining cash flows under the terms of the original instrument deemed applicable to the bank. In

Kevin L. Vaughn, Accounting Branch Chief
December 1, 2011

applying the test to each bank that agreed to modification of the term loan, we compared the present value of the cash flows on the principal amount of the modified term loan provided by the bank (applying the then-current three month LIBOR rate of 0.3125% plus 225 basis points and the extended maturity of the loan) to the present value of the remaining cash flows under the original term loan provided by the bank (applying the same three month LIBOR rate plus 100 basis points and the original maturity of the loan). In accordance with ASC Paragraph 470-50-55-2, debt instruments held by those banks that continued to participate in the loan syndicate but did not agree to modification of the term loan were not affected.
In the case of each bank, the difference in the present value of the cash flows was less than ten percent. Accordingly, we treated the remaining $400 term loan as a debt modification.
Form 10-Q for the Quarterly Period Ended September 25, 2011
Note 14. Business Segment Information, page 18
4.	We note your disclosure of revenues by geographic area. Paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification requires separate disclosure of material revenues attributed to an individual foreign country. Please explain to us how your current presentation complies with that guidance.
Response:
We consider revenues of ten percent or more attributable to any individual country to be material. In this regard, we note that several Commission regulations and accounting pronouncements reference ten percent of revenue as a disclosure threshold. See, e.g., Item 101(c)(i) of Regulation S-K (requiring disclosure of the amount or percentage of consolidated revenue contributed by any class of similar products or services if total revenue contributed by that class accounts for ten percent or more of consolidated revenue), Item 101(c)(vii) of Regulation S-K (requiring disclosure of the name of any customer if sales to the customer equal ten percent or more of a registrant’s consolidated revenues and loss of the customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole); and ASC Paragraph 280-10-50-12 (requiring separate reporting of an operating segment if the segment’s reported revenue is ten percent or more of the combined revenue of all operating segments).
Other than the United States, revenues equaling at least ten percent of our total consolidated revenues were not attributable to any individual country during any of the periods covered by the above-captioned reports. In the event that revenues attributable to any foreign country ever equal or exceed ten percent of our total consolidated revenues for a reporting period, we will identify the country in appropriate future filings.

Kevin L. Vaughn, Accounting Branch Chief
December 1, 2011

Note 16. Divestiture-Related Activities, page 27
5.	Please explain to us why on page 29 you did not re-classify the assets and liabilities related to your cargo container and cargo systems businesses and five buildings as assets and liabilities held for sale as of December 31, 2010. Refer to the guidance in Topic 205-20 of the FASB Accounting Standards Codification.
Response:
The table on page 29 was intended to provide detail regarding the components of the “Assets held for sale” line item in the September 25, 2011 and December 31, 2010 balance sheets. The $7,959,000 of property, plant and equipment, net held for sale as of December 31, 2010 constituted the carrying value of four buildings, which were classified as assets held for sale at December 31, 2010. None of the other assets reflected as held for sale at September 25, 2011 were classified as held for sale on the December 31, 2010 balance sheet; accordingly, no detail with respect to those assets was included in the December 31, 2010 column of the table on page 29. In this regard, we note that the guidance in ASC Subtopic 205-20 does not require reclassification of a component of an entity held for sale in balance sheets as of dates prior to the date upon which the component becomes held for sale.
As requested by the staff, Teleflex Incorporated (the “Company”) acknowledges the following with regard to its annual report on Form 10-K for the fiscal year ended December 31, 2010, and its quarterly report on Form 10-Q for the quarter ended September 25, 2011 (the “Filings”):
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin L. Vaughn, Accounting Branch Chief
December 1, 2011

If you have any questions or additional comments, please contact the undersigned at (610) 948-1755.
Sincerely,
/s/ Richard A. Meier
Richard A. Meier
Executive Vice President and
Chief Financial Officer